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                                                                      Exhibit 21

                              List of Subsidiaries

Mannatech Australia Pty Limited - incorporated in April 1998 in Australia and currently operating in St. Leonards, Australia.

Mannatech Limited - incorporated on December 1, 1998 in the Republic of Ireland and currently dormant pending the start-up of operations in the Republic of Ireland.

Mannatech Ltd., - incorporated in April 1999 in the United Kingdom and currently operating in Basingstoke, Hampshire.

Mannatech Foreign Sales Corporation - incorporated on May 1, 1999 in Barbados to act as a "foreign sales corporation" as defined in the United States Internal Revenue Code.

Internet Health Group, Inc. - incorporated on May 7, 1999 in Texas and currently operating in Dallas, Texas.